Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: September 8th, 2025

On September 8th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his social media accounts, shared the following posts on YouTube & Standard Podcast RSS Feeds:

Please reference transcript below:

TRANSCRIPT: Max Vol Podcast Episode #2

Platform: YouTube, Standard Podcast RSS Feeds

Featuring: Anthony Pompliano & Jeff Park

Anthony Pompliano: Alright, Jeff. I thought a great place to start is you wrote this piece, and you basically pit two different worldviews against each other. The first is the intelligent investor, Ben Graham, and kind of Warren Buffett world of the view. And then you described something called an ideological investor.

Anthony Pompliano: And after I read this, it’s like you see it, and you can’t unsee it. I keep seeing it everywhere in the world. People are all talking about, you know, some form of this idea, but I think intelligent investor versus ideological investor, what is that?

Anthony Pompliano: Help people understand.

Jeff Park: Yeah. Sure. So at the core, I think it’s redefining what intelligence means. Right? Because I think we’re told intelligence means a particularly narrow version of how we’re taught to invest.

Jeff Park: But the truth is intelligence in itself is a meta. It’s a concept. And so the version of intelligent investing that we’re told through academia and Benjamin Graham and Warren Buffett are not false, but I think it’s also worth noting they’re for a specific paradigm of the world order in which it worked.

Jeff Park: And if you believe that there might be a seismic shift underneath of that global world order, then maybe it’s time to reconsider a deaf different version of that intelligence. And so, you know, when I broadly talk about the antiquated intelligent investor, Benjamin Graham’s intelligent investor, what I’m alluding to here is that it’s based on these very fundamental valuation principles that are rooted in what feels Newtonian at some level.

Jeff Park: Right? It’s based on time value. A lot of it is about discount cash flows and interest rates and duration curves and how do you model normal distribution across terms where the very assumption of a normal distribution is the foundation of a lot of options pricing in itself.

Jeff Park: So what does that mean? It implies that there is a modelable world. Right? It actually implies there’s, like, a steady base for which you can do yield extrapolation and liquidity manipulation and transformation and all these great things, which ushered in a great amount of financial prosperity.

Jeff Park: But it worked because, actually, if you take a step back, the Washington consensus. Everything we know about investing from ‘8 19 eighties and on is really is is belying this very stable unipolarity of the dollar hegemony where the risk free rate itself is, like, the foundation that is not challenged.

Jeff Park: But when you really think about what risk free rate means, that’s an open ended question in itself. And the risk free rate of, like, the dollar based world, if you think that might be changing, then everything you ever knew about intelligent investing has to go out the door, and you have to rewire your brain.

Jeff Park: And the case that I make is that is the backdrop of the macro that we’re entering. We are at the point where the Washington consensus is clearly failing. It is absolutely clear at this point because even last week, Trump made the announcement that we’re taking Intel into the US government, 10% stake, and the stock rallied.

Jeff Park: And nobody batted an eye as I followed at least in the media as if this was, like, one of not the most bizarre things to ever happen in American history. So it shows you society is ready here in this country.

Jeff Park: We’re ready to have these kinds of conversations without, like, squeamishness. And that in itself tells you, like, the Washington consensus has failed.

Jeff Park: And so the opposite of that is the Beijing consensus, which is led by not a markets first principle, which is an American value. It’s led by a sovereignty first principle. And sovereignty first principle by nature is ideological.

Jeff Park: So the paper that I tried to delineate through is we look at ideologies at different lenses. 1 is a geopolitical lens. The other is the role of technology, specifically as it relates to how AI is an ideology in itself, believe it or not.

Jeff Park: And then the third is the cultural ideology that is emerging intranation as well as international relations that play a role in defining what investing paradigms could look like in the future.

Jeff Park: So taking it all in, I think the key point here is that intelligence in itself doesn’t have to just come from yield based time models. It can come from other aspects of reimagining the distribution of outcomes that that is, I think, a time for us to be ready for into the go into the future.

Anthony Pompliano: Now 1 of the things that you mentioned in the piece is that historically, event driven changes to valuations and investor returns were changes to the fundamentals.

Anthony Pompliano: There are more revenue, maybe an earnings beat. There could be some sort of, you know, thing that happened within the company itself, a new product launch or whatever. Now there seems to be quite a bit of volatility, uncertainty, appreciation, etcetera, that is related to external events that occur.

Anthony Pompliano: And those external events don’t tie all the time to those valuation components. Explain a little bit more as to, you know, we know where we came from. Most people, if you went to an economics class, if you’ve been on the Internet, someone at some point has yelled at you and told you you’re an idiot if you don’t believe x y z, you know, valuation metric.

Anthony Pompliano: But the work we’re going into, I think that there is maybe a bifurcation. And I used to think it was purely based on age. Like, young people have an understanding of the Internet. Older people don’t. I met a lot of people who are not, you know, 40 years old, but they understand what’s going on too.

Anthony Pompliano: They’re they’re online. They they get this. And so how do you think about this new world? Like, what are the things that are driving the changes in valuations or maybe the data points and the waypoints that are, you know, helping investors understand, like, where is the world going?

Anthony Pompliano: Where will returns be captured versus those old school kind of, quote, unquote, valuation metrics?

Jeff Park: Yeah. I feel I feel very lucky in some sense that I had the privilege to live in both East and the West as worldviews can converge. And The US and the Western kind of vision is is pretty clear about a free markets approach where, to your point, there’s not a lot of friction towards the growth model if you believe that everything can be done openly.

Jeff Park: But but, actually, it’s just not true for the rest of the world. If you look at kind of stocks in Asia, the big news are generally policy related because the very thing that can change the outcome of those private companies to access offshore markets are actually entirely political.

Jeff Park: And so I think if you only believe in, like, a revenue model where growth is coming from, like, subscription and you have free access to subscription. How do I get more eyeballs and that kind of stuff?

Jeff Park: It feels pretty, like, quantifiable and mathy and and actually, like like, a little bit gameable, but but there are such things as blunt events that otherwise is actually even more important.

Jeff Park: And I I I just think we took it for granted that for a long time, the market was pretty open. And there was no barrier to trade. There were no tariffs, and everything was generally kind of absorbed in, like, consumer first principles.

Jeff Park: But, you know, anywhere else you go, governments have a lot of decree on being a kingmaker to different kinds of companies in this space. I think you’re seeing a little bit of that now here in The US as well where you see a lot of the corporate leaders trying to get closer to the to the power of DC.

Jeff Park: And on the other side, you’re seeing kind of the international competitors come to The US for those same reasons. I I mean, I think, for example, no matter how much you believe that luxury watch markets are gonna grow, and it probably will, the way that it’s growing with Bitcoin and gold and other hard assets people like to collect and store wealth in, the moment you put a big tariff in the luxury gold sorry, watch market, the valuation changes overnight.

Jeff Park: Right? And so this debate with Switzerland as it’s happening with that particular conversation, every watchmaker is on the edge of their seat because it changes everything.

Jeff Park: So it doesn’t really matter your Excel spreadsheets are amazing or, like, you have the best trading algorithms to catch, like, the EPS change faster than somebody else. Those things just become less important.

Jeff Park: And I think in a way, it’s at a at a philosophical level, this is very powerful for those on the outside, right, those that are kind of living on the fringes of retail, for example, because they don’t have the edge of algorithmic trading.

Jeff Park: They don’t have the edge to getting faster data than other people. So in a sense, by changing the distribution of these outcomes where events appear to be a little bit more random and discrete and creates jump risks, it actually fatten the tails.

Jeff Park: And fattening these tails is actually pretty empowering for folks in the retail investing space. And I think that’s why you always see a lot of community coalition building around investors wanting to support their retail driven community stocks as well.

Anthony Pompliano: Now one of the aspects that I think has also changed is the retail community used to be seen as not a lot of money, not that smart, definitely not well coordinated, and frankly, not worth paying attention to.

Anthony Pompliano: It feels like a 180 degrees now. They definitely have money. We know that they are a significant portion of trading volume and and owning of the assets. They definitely are smart. You just go on any of these platforms, whether it’s a YouTube, an x, a Reddit, whatever, Substack, and they write very long, thorough, well regarded pieces about companies and things like that.

Anthony Pompliano: They now can coordinate. I mean, there’s, you know, kind of the general purpose communication channels like an x. There’s also things like maybe a stock twits where they’re on there communicating about a specific asset, you know, in a community. And I think that now the companies realize what is the difference between your institution and your retail base.

Anthony Pompliano: Like, there’s trade offs now. The institution obviously has more money. Okay. That’s great. They have the ability to give you the institutional kind of, you know, maybe luxury position because Fidelity, you know, is owning of your your company.

Anthony Pompliano: But the retail audience is way more valuable for a lot of other reasons, including their ability to become your marketing team and go and spread the word and and kinda, you know, provide feedback and and do all these components. So I guess the question then becomes in a world where, you have these external kind of shocks, you know, and I and when you were talking, it’s like somebody’s trying to build a house, they have a spreadsheet.

Anthony Pompliano: Okay. Here’s how much it’s gonna cost. Here’s the timeline. If I hit all my assumptions, I’m gonna be able to build this house. And halfway through the project, a hurricane comes and knocks on the house.

Jeff Park: Right.

Anthony Pompliano: Right?

Jeff Park: Right.

Anthony Pompliano: And you’re kinda like, okay. Well, spreadsheet didn’t really matter because we never modeled in the hurricane. How do companies or even assets right? I think of even something like Bitcoin that doesn’t have a CEO or a board.

Anthony Pompliano: How do they navigate this world? Right? Like like, what are the things that they should be doing that’s different? And I use that as a way for an investor to see the assets I hold, are they adapting to this new world?

Anthony Pompliano: Right? Like, this is now something I need to underwrite. Because if they’re simply just doing the things that worked 20 years ago, maybe that’s a risk. Maybe it’s actually something that I should ding them on in terms of my position sizing or how long I expect to hold this asset.

Anthony Pompliano: So how do you think about identifying, like, who is prepared for the new world versus people who are completely oblivious to it?

Jeff Park: There’s a there’s a there’s a great case that Alex Karp makes in his book, The Technological Republic, about how Silicon Valley in the last 20, 30 years has changed ideology in this country.

Jeff Park: The part that really stuck out to me and I think I intuited always in the back of my mind, but it was put so cogently by by Alex that it it has stuck with me, which is the entire business of search.

Jeff Park: Right? Of course, led by Google, but then by social media and Facebook and even Amazon. All the big max 7 essentially are in the search business of some kind for customer eyeballs. If you optimize for wanting to cast the widest net for eyeballs, the incentive alignment here is to be basically a blank canvas.

Jeff Park: Right? It means you actually cannot have a single view for the possibility you might offend 1 tribe. So the insidious thing about the culture of search, if you build a business on this foundation, and it’s been very successful as we know it, is you’re supporting a business model in which you must not have views.

Jeff Park: Because having views itself is the problem for which you’re going to create issues amongst the eyeball search business. There’s a generation of entrepreneurs, basically, that grew up in this world.

Jeff Park: Right? All they think about is consumer facing businesses of growing revenue where you’re trying to be as least defensive as possible, and therefore, you must not have any strongly held belief.

Jeff Park: And that can actually be, on 1 hand, pretty powerful. But on the other hand, it could actually just totally tear apart the fabric of society and the ability to have meaningful conversations.

Jeff Park: And so what we’re seeing with retail investors, I think, at some level is a pushback. Right? They’re kind of pushing back on this idea that, like, we’re all kind of commodities and eyeballs, and we’re all the same, and we’re gonna be treated as if we’re universally fungible.

Jeff Park: And and it’s a little bit of a reaction to believing in something. I really do think when crypto Twitter jokes about the saying of believe in something, it is so fundamentally core at the culture of where ideology is going.

Jeff Park: And as a result, it’s becoming more important that the CEOs and the executives that are behind these public companies are able to delineate an authentic vision where it’s no longer be enough to actually just be, like, a people pleaser.

Jeff Park: And I think that’s actually the story of what happened with Carrie Wheeler at Open Door versus the story of Alex Carbuck Palantir. I wrote about it a little bit in in my writing, but when you’re such a blank face like Carrie Wheeler, right, where you don’t really have the ability to display conviction in anything, retail is gonna call it out.

Jeff Park: They’re like, this person does not understand anything because this person has no view. And this becomes, like, a pretty meaningful detractor to their ability to then perform on their job.

Jeff Park: And then you look at somebody like Palantir and Alex Karp. I mean, Wall Street’s been, like, befuddled by this business for years. Like, they basically haven’t had meaningful cash flow.

Jeff Park: Everything feels extremely elusive from a valuation perspective, and yet here’s this incredibly compelling cogent speaker who has deeply held convicted beliefs that people are rallying around.

Jeff Park: And the stock is, of course, like, hitting limits for which Wall Street cannot understand it. And so I think it just shows you that some of this is a counterculture.

Jeff Park: I do think it is a little bit of pushing back to, like, the Google business model, the Facebook business model, where even Zuckerberg, I think, has now come out a little bit openly to embrace some views.

Jeff Park: You know? Who is this person? And everyone is taking more risk. And I think the future is that the yield curve as we know it in which it’s considered risk free is actually not risk free at all.

Jeff Park: The way to take risk, you must actually understand the social risk for which you have to take some action in.

Anthony Pompliano: I think that this is offense versus defense. Right? So, like, if you think of a company, and let’s take a public market company, there’s a lot of people who say, hey. I have views, but I don’t wanna say them.

Anthony Pompliano: Mhmm. Okay. Then there’s people like an Alice Carpenter who says, have views, and I’m going to say them. That’s kind of like 1, you know, perspective to to evaluate a company. But there’s actually kind of another cut through of this, which is there’s actually just a lot of leaders who don’t have views.

Anthony Pompliano: Right? Like like, even if you talk to them in private, no 1 will ever hear what they say. You’re sitting at dinner, and you’re like, what do you think about x? They’d just kinda be like, I don’t really pay attention to it. Right? Versus there’s a lot of folks like an Alex Carr, Pro, you know, Zuck, whoever who have very strong views.

Anthony Pompliano: And so in a weird world, you need people who not only have the views, but who are willing to say them in public, and they just become more in vogue to say them in public. But that doesn’t solve for the people who just don’t have a view at all.

Anthony Pompliano: Right? Yeah. And the reason why call it offense versus defense is the people who don’t have the views, they pretty much show up every day in a generalized way, and they’re just like, okay. Like, what’s happening in the world, and how do I respond? Whereas, you almost would laugh if I told you that’s what carp does.

Anthony Pompliano: Right? As he shows up every day, he just responds to role. Like, no. This guy has a very specific view. He’s driving towards something. He’s on offense. Mhmm. He’s attacking every day, and he’s saying if something gets in my way, I’m going to remove it, get around it, go over it, or or whatever.

Anthony Pompliano: You can look through many of the business leaders. Elon, he’s got a view. He’s on offense every day. Dana White on offense every day. Right? You just go through and you’re like, okay. Wait a second here. The people who are actually doing things, the people who are actually driving real material innovations and change, they’re on offense.

Anthony Pompliano: And so, again, if you think about Bitcoin, it’s very interesting to me because Bitcoin, again, has no face, has no people, has no, you know, team, but it has a view. Mhmm. And it actually expresses that view via code in the world.

Anthony Pompliano: And although people think of it as this passive thing that kind of exists, the view and the philosophy and the ethos are on offense. And I actually think the more I’ve thought about it, like, that may be a reason why people are attracted to it is because it kind of implicitly is telling you this is the worldview that I hold.

Anthony Pompliano: This is the thing that I think is valuable. This is how I’m going to act in the world. I am on offense. Yep. And it serves as a magnet. It’s kind of like, what is the commercial? I think it’s LeBron James maybe is got a Nike commercial and he’s like running and he’s by himself and then like 1 kid joins and then 5 kids joins.

Anthony Pompliano: The next thing you know, he’s like got a whole town that’s, like, running behind him or whatever. That’s kind of what has happened with Bitcoin and many of these other assets that people would point to. Right?

Jeff Park: Yeah. Yeah. I think the greatest kind of misgiving and misconception about value investing is that value is defined incorrectly. I mean, the literal definition of value in the dictionary doesn’t say cheap stock.

Jeff Park: Right? It actually is something you hold dearly in your heart as a way to portray a belief. That’s what a value is. So Benjamin Graham’s version of value investing is 1 version of it, but the definitional aspect of value means it can transcend that to what other people want it to be.

Jeff Park: And that’s why I make this case that Bitcoin is the ultimate value. It’s a capital v value because the ideological pillars of being censorship resistant where it’s not at the whims of these geopolitical orders and tariffs and all these things, it’s above that.

Jeff Park: It’s also, I think, culturally very unifying despite the fact that there’s these chasms that we’re seeing in society where the ideology is is pretty pervasive at a global level.

Jeff Park: And then even on the front of technology, I actually do think many of you and us like, we’ve been early on what Bitcoin represents on the other side of AI, which is that, like, if we believe high compute is important, that is a currency.

Jeff Park: And, obviously, high compute is important. Like, that is not a controversial statement anymore. And Bitcoin doesn’t need to take an ideological view on how AI is expressed either.

Jeff Park: Right? It doesn’t actually have to take the ethical concerns of AI into the conversation because Bitcoin is not about having an ethical view. But what it does recognize is it’s a store of energy for which high compute is considered important.

Jeff Park: And so all of these 3, like, pillars that are coming together to me represents value. It it it’s it’s it’s it’s a little bit counterintuitive, but I think when you introspect deeply and understand that’s what people want to own in their portfolio that’s valuable to them, I don’t think there’s any asset better than Bitcoin in the world.

Anthony Pompliano: It’s funny. I used to whenever someone would say Bitcoin’s not backed by anything, I’d say, well, maybe before I address that, what do you think is the most valuable commodity in the world? And they would say gold or oil or, you know, whatever.

Anthony Pompliano: And I would say, well, you know, those are all valuable, obviously, but I think the most valuable commodity is computing power. And Bitcoin happens to be backed by computing power. And so it may be hard to think through this, but it’s actually commodity backed, you know, currency.

Anthony Pompliano: And you could just see some people were like, okay. You’re crazy. Some people were like, you sound stupid. And then every once in while, you’d meet someone, and they were like, I never really thought about computing power as a commodity, but, like, yeah. Now when I tell people that, they’re like, oh, of course.

Anthony Pompliano: Like, I’ve seen the electricity, you know, charts. Right? I’ve seen the, you know, the AI data center, investment charts. Like, this is very valuable. Yeah. Yeah.

Jeff Park: No. It’s a bit of, like, a humbling lesson for me too because I think a lot of people in social media and the community think of me as, like, a very quanty person. Right? Like, they think I’m a mathy guy.

Anthony Pompliano: Are you saying this is my quant?

Jeff Park: It probably doesn’t help that I’m Asian. Let’s be And, you know, I am good at math, I will own it. But many people don’t actually know that when I first got to Stanford, I chose to be a philosophy major. And the one thing--

Anthony Pompliano: Blasphemous. Why would you ever

Jeff Park: Well, the thing is, you know, I think also people don’t know this, but my good colleague and friend, Matt Hugen, was a philosophy major. And a lot of times when people are just moved by how Matt is so eloquently able to put together disparate concepts in a very cohesive way that makes it relatable, you know, I I revisited kind of all my earnest interests in my earlier years about what philosophy in itself represents.

Jeff Park: And I think it is maybe also like a counter movement to how technical, like, the world is becoming where we’re just kind of losing touch a little bit with the things that matter. But but this is this is where I think I think the lines are being redrawn.

Jeff Park: I remember walking into my classroom. I was 17 years old, and the professor, you know, put, like, you know, a grain of rice on the table and was like, is this a heap?

Jeff Park: And I was like, no. It’s it’s a grain of rice. And he was like, he puts another grain. Is this a heap? And he’s like, no. It’s still 2 specs of rice. And, basically, the point you’re trying to make was when does it become a heap?

Jeff Park: Like, how many specs of these rice Mhmm. We’d have to put together to convert it into a heap. And, of course, I walked out because I was like, oh my god. This is not why

Jeff Park: I came here. I didn’t come here all the way to, like, learn about rice becoming a heap. Like, I have plenty of rice at home. Like, I don’t need to be a part of this.

Jeff Park: But but I I look at that memory with great kind of enamorment because it it it shows you that these kinds of conversations about what, like, value and quality in itself is can actually be even reflected in that exercise of a heap of rice.

Anthony Pompliano: Well, a very applicable example in kind of the Bitcoin and crypto world is I’ve constantly asked people what qualifies as decentralization. If you have 1 node, everyone agrees that’s not decentralized.

Anthony Pompliano: If you have 2, probably not. 3. Okay. What about 10? Is that enough? A 100. Right. A thousand. A million. Like, at at what point do you cross? There’s no kind of definition. And Bitcoiners in particular, they don’t like, like, you know it when you see it.

Anthony Pompliano: Right? No. They do not. They they that’s a gray area that people exploit. Right? They wanna know, you know, what is the, like, mathematical, you know, thing that I can verify?

Anthony Pompliano: And, the the short answer is, like, you can’t sometimes. Right? And I think whether it’s a a heap of rice or a, you know, a single grain of rice, same thing with decentralization, it’s like, what point do you get to that?

Anthony Pompliano: But I do think that there’s this you know, and you can call it an ideological investor, which you do in the in this piece. You can call it a Bitcoiner worldview, you know, what whatever you wanna kinda label it.

Anthony Pompliano: I do believe that there is a entire generation of people who are growing up, and we know that trust institutions are falling. We know that the economic prosperity outlook for these people is much lower than their parents.

Anthony Pompliano: You know, hope is declining. You know, all these things that people are are have pretty well documented. But I do think that there’s an entire generation that just says, if I can find people who think like me, I got a shot to get out or, you know, change or grow my portfolio, etcetera.

Anthony Pompliano: And I I do think, like, Elon, Alex Karp. Right? I mean, you just go through. They they are very specific examples. Yeah. What what it comes back to, though, for me is those people also have throughout their career.

Anthony Pompliano: There’s been an iterative test. They say a view. They see the response. Bigger, bolder.

Jeff Park: Mhmm.

Anthony Pompliano: I’m gonna lean more into what I actually believe. I’m not scared of, you know, the the pushback. Actually, when I get pushback, it gives me ammunition to, you know, double down. Like, Alex Karp today is not, you know, spinning on a computer on his finger or doing an interview.

Anthony Pompliano: It’s not the Alex Karp when they first went public, but it’s working.

Jeff Park: Yeah. Yeah. I think this is the incredible mental incongruence about what financial nihilism can look like to outsiders and to those that are on the inside, which is actually there’s a very optimistic version of this too.

Jeff Park: When when when you have kind of the global concerns around income inequality that is just so pervasive. Right? It’s it’s present everywhere. This is not even an American story. This is this is everywhere in the world.

Jeff Park: The number one issue is income inequality. The next generation not being able afford a home. It’s it’s everywhere. And so at that point, what is the rational thing for somebody in that seat to be doing?

Jeff Park: It’s actually recognizing that you have to break the system to give yourself a chance at a fat tailed event to catch a bid. It’s actually a very rational thing to do.

Jeff Park: And so, you know, some folks may scratch their head and say, oh my gosh. These people are acting crazy. You know, they’re just left tail, right tail on the fringes of being IQ 80 and IQ 1 50. But guess what?

Jeff Park: Like, all ideologies are IQ 80 or 1 30. That’s the point of having an ideology. If you’re 100, you’re in the middle the curve. That’s not an ideology. That’s just you are that is

Anthony Pompliano: what it is. Existence.

Jeff Park: It’s just you’re just existing. Right. And so I think once you see that and and I think a lot of smart kind of business leaders are able to see it. Like, that is a is a form of soft power.

Jeff Park: Mhmm. And there’s actually a great kind of, like, a primal optimism in that too, which is that it’s a case for survival mechanism that people are navigating. And and I think we should be optimistic about this movement.

Jeff Park: Like, it feels a little scary because it feels like, oh, yeah. Higher volatility, more kurtosis, more unknown events, more fat tails. But it’s almost like a natural pushback to a system that’s failed the majority of the people.

Jeff Park: And so it-- to me, we should have a lot of optimism about it. And religion too. Right? At some level, like, I think there’s been lots of studies that have shown religion is going up in The US now for the first time in a long time.

Jeff Park: There’s also studies that show that religion generally tends to prosper when there’s economic hardship and that there’s also a pair with people’s sense for wanting a greater belonging.

Jeff Park: And those two trends, I think, are not just exclusive to religion. It really is this concept of belief based investing. Right? Value based investing founded upon beliefs.

Jeff Park: And and that’s why the ideological investor to me is is so important because I do think that’s going to shape the next 10 years. It just won’t matter what earnings are gonna look like for some of these stocks. It just won’t.

Jeff Park: The the things that will matter will be determined by the court, the cabinet, the executive leaders, very people driven, and it won’t be driven by kind of, like, modelable inputs as we’ve as we’ve known it.

Anthony Pompliano: When when I think about what we’re working on, 1 of the things that is a view, right, that I think is very important is there’s a lot of companies that go and they buy Bitcoin on their balance sheet. Some of them are raising capital to do that.

Anthony Pompliano: I know a lot of private companies that are operating businesses that have nothing to do with Bitcoin. Yep. And they’re sweeping them in, you know, their profits into Bitcoin. There’s a company Blue Cotton in Tennessee who even is creating, like, the equivalent of, like, a retirement account for their employees, and it’s like a bonus system.

Anthony Pompliano: And the longer you stay, the more that you get out of the pot, and the pot is being funded by mining in their facility. I mean, it’s crazy. Right? But but very innovative and and very valuable to the employees. I think 1 of our views is buying Bitcoin and holding it will work, but also buying Bitcoin and then being able to operate treasury strategies in a pretty unique way should be very valuable as well.

Anthony Pompliano: Talk a little bit as to kind of, like, philosophically how you think through this view as we’re kind of putting this together.

Jeff Park: Yeah. I think I think I saw recently that about 10% of Bitcoin is actually not held by institutions. These are governments and and and public companies for the most part.

Jeff Park: And when you double click on it, what’s actually more fascinating is that there’s only, like, a 115 entities or so that constitutes the top 7%.

Jeff Park: So it’s actually early in terms of the counts of institutions relative to to the ownership of the Bitcoin network, which signals something.

Jeff Park: There’s still a lot of opportunity for more companies to come online and buy Bitcoin, but what companies will then do with them will be really different going forward.

Jeff Park: I think we’re used to thinking about the Bitcoin treasury company by the way Saylor has defined it as kind of the de facto base case. But I think that’s 1 version of it, and I think there’s things to appreciate there about the possibilities of financializing Bitcoin exposure for the institutional investor, and it’s been wildly successful.

Jeff Park: But, you know, that’s not really the the kind of embodiment at the core of, like, making Bitcoin in itself more productively useful for the actual gains to be had for society.

Jeff Park: Right? And so the thing that keeps me up a little bit at night with a of excitement and a lot of ability to think about what synergies could exist out of Bitcoin is not just Bitcoin accumulation.

Jeff Park: Of course, acquiring Bitcoin per share is the driving metric for which people will be enthused today. But a close cousin of that is operating revenue that can then also acquire Bitcoin more accretively on the balance sheet.

Jeff Park: Right? If you can just determine Bitcoin as the unit of account for which you want your valuation of the balance sheet to exist, then the goal is to actually generate revenue to increase the balance sheet in itself.

Jeff Park: And the nice thing about Bitcoin as an ideology is that if it works, you can basically reduce what is one of the highest cost center of any operating business, which is customer acquisition.

Jeff Park: Most of the businesses spend an inordinate amount of money on marketing, on distribution, and all the ways I mean, even the case with how Coinbase and Circle, right, is set up in their JV for USDC shows you the power Coinbase has over Circle in in in the in the take rate.

Jeff Park: So distribution’s everything. But the nice thing is if you’re a Bitcoin treasury co that can earn the goodwill of your customers being your shareholders who are ideologically aligned for Bitcoin adjacent businesses, you can attack that vector in a very cost efficient way.

Jeff Park: Right? That gives you that gives you an unfair advantage. That gives you a chance to acquire different kinds of businesses or build different kinds of businesses where only you can actually exercise that premium as your customers then therefore being your shareholders.

Jeff Park: And I I think that that is really what I think about a lot when the idea of the Berkshire Hathaway of Bitcoin coming to be, which is which is which is the synergy that arises out of that network effect of having your shareholders also being your customers to potentially the businesses that they’re also invested in.

Jeff Park: What it what it really does is you start to give ownership to the people who are using products. Right. And, you know,

Anthony Pompliano: what what’s always fascinating to me is I’ve heard people throughout the years say, you know, whenever I buy a pair of Nikes, I also take the equivalent amount of money and I buy Nike stock.

Anthony Pompliano: It’s a very forward thinking person. Right? They’re like, if I’m willing to consume, I also want to own. And, you know, I know people who say, hey. I do the same thing with a Starbucks or a Walmart or, you know, like, the things I use are the things I wanna own.

Anthony Pompliano: Stop.

Jeff Park: That’s a fact. I I do this, and I actually never knew that other people do this. Really? I thought, no. This is like yeah. I thought I was the weird 1 kind of thinking about it.

Anthony Pompliano: I mean, it’s not popular, but I have heard other people say it. Right? And and, frankly, it’s usually somebody who is not like a a finance person.

Jeff Park: Yeah.

Anthony Pompliano: Right? It’s somebody who just says, hey. I I want to build some degree of wealth that isn’t going to just come from a w 2 income at my job. Yep. And so I don’t own anything, you know, at my job, and this is the way that I figured out how to do it.

Anthony Pompliano: Interesting. And if you think about, like, go all the way on the other end of the risk curve in terms of, hardcore degen crypto, and it’s like, you know, buy a token in a DAO and, you know, get to participate in economic value, whatever.

Anthony Pompliano: Public companies are actually kinda, like, in the middle. And I think what you’re talking about is this idea of, like, serving a customer, but also having them be a shareholder That’s right. Is this, like, blending of a relationship between an organization and the people who benefit from it.

Jeff Park: Yeah. That’s pretty interesting. Because isn’t that what crypto ultimately has always been about? Right? It’s this idea of owning a piece of a network for which you, of course, are the asset owner, but you’re also the productive participant where you’re contributing the ability to make it more thriving and be a part of that ecosystem in which the circular flywheel of that revenue model is accretive to all.

Jeff Park: Right? I mean, we should be able to apply the same ethos in an operating company. And, you know, I’ll take a little bit of a jog here.

Jeff Park: Do you ever read this book by Robert and the Art of Motorcycle Maintenance?

Anthony Pompliano: Yes. A long time ago. That’s like a a 1 of those books that gets recommended, and you care 2 or 3 times. Like, I don’t know if I’m gonna read that. And then finally, read it, and you’re like, man, I gotta I’m gonna go tell 10 people about this 1. Really?

Jeff Park: I feel the same way. Yeah. Many people have told me to read it, and I finally got around to it. And I was shocked by 1 how relevant it is now considering it was written in the 19 seventies. And it’s really a book about technology at some level, which is, like, seventies.

Jeff Park: I mean, that’s pre Internet, pre anything. And, you know, Percic talks a lot about how to define quality. Like like, what is the definition of quality? Do you know it when you see it?

Jeff Park: Do you know when you touch it? Because I think on 1 hand, you would say it’s something well made. But now with IKEA producing well made things, we all know that’s what quality is. That’s why we’re gravitating towards imperfect handmade potteries that, like, we would now then consider quality because it’s artisanal.

Jeff Park: And he defines quality as this. He says it’s when the exact moment of the subject becomes the object, and you recognize that experience is quality.

Jeff Park: And I think Bitcoin treasury codes and the Bitcoin network and all the ways where the customer is also their shareholder is quality. Like, that is so valuable, And we just haven’t seen that kind of shareholder kind of mindset because as you’ve said, most companies don’t exist from that fundamental ethos of operation, but we can change that because it’s crypto and it’s Bitcoin.

Anthony Pompliano: I I couldn’t agree more. Where can we send people to find you on the Internet, especially your writing? I’m trying to get Jeff to write because he’s excellent. And we wrote this piece, and I told you.

Anthony Pompliano: I said, dude, you should do this as often as possible. Man, I I can’t subscribe there.

Jeff Park: So I’m on Twitter. My handle is d g t 1 0 0 1 1, and in my profile, I actually do link my substack. So if you go there and subscribe on my substack, you’ll also get some of my occasional writings.

Anthony Pompliano: And if you’ve made it this far in the episode, what I need you to do is go and tweet at Jeff and tell him, Jeff, I wanna see more writing. Then maybe we can all convince him to write more.

Jeff Park: Maybe then I’ll have to go back to Stanford and see my professor and bring a bag of rice.

Anthony Pompliano: The the next sub second is just a grain of rice picture. That’s the next meme. Yeah. Rice. Exactly. Alright. Well, thank you so much for doing this. We’ll do it again next week.

Jeff Park: Let’s do it.

Annex A

IMPORTANT LEGAL INFORMATION

ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“CCCM”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CCCM and a prospectus (the “Proxy Statement/Prospectus”) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap Financial, CCCM, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company, ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”)(the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of CCCM as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. CCCM and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CCCM AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CCCM’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CCCM, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CCCM and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

CCCM, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CCCM’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CCCM’s securities are, or will be, contained in CCCM’s filings with the SEC, including the final prospectus for CCCM’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CCCM’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by ProCap Financial and CCCM with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CCCM, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and CCCM, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, CCCM and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CCCM’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CCCM’s securities; the risk that the Proposed Transactions may not be completed by CCCM’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of CCCM’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the CCCM’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CCCM or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of CCCM in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with CCCM, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, CCCM or others in connection with or following announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or CCCM filed, or that will be filed, with the SEC, including as will be set forth in the Registration Statement to be filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, CCCM’s Quarterly Reports on Form 10-Q and CCCM’s Annual Reports on Form 10-K that will be filed by CCCM from time to time, the Registration Statement that will be filed by ProCap Financial and CCCM and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by CCCM and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CCCM nor ProCap Financial presently know or that CCCM and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CCCM, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CCCM, ProCap BTC, nor ProCap Financial gives any assurance that any of CCCM, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by CCCM, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

Media Contacts

Ebony Lewkovitz

ebony@edencommunications.com

Larissa Bundziak

larissa@edencommunications.com

Dan Nash
IR@ColumbusCircleCap.com